SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Shift Technologies, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

82452T107

(CUSIP Number)

December 9, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82452T107

1	NAME OF REPORTING PERSON: TRP Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 15,638,725
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 15,638,725
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,638,725
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.1% (See Item 4 herein)
12	TYPE OF REPORTING PERSON: PN

1	NAME OF REPORTING PERSON: TRP Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 15,638,725
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 15,638,725
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,638,725
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.1% (See Item 4 herein)
12	TYPE OF REPORTING PERSON: OO

END OF COVER PAGE

The Reporting Persons named in Item 2 below are hereby jointly filing this Schedule 13G because due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities named in Item 4 below by one of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13G (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 99.1.

Item 1.	(a)	Name of Issuer.

Shift Technologies, Inc.

	(b)	Address of issuer’s principal executive offices.

2525 16th Street, Suite 216, San Francisco, CA 94103

Item 2.	(a)	Name of person filing (the “Reporting Persons”).

This Schedule 13G is being filed jointly by TRP Capital Partners, LP, a Delaware limited partnership (“TRP”) and TRP Capital Management, LLC, a Delaware limited liability company (“TRP Capital” and together with TRP, the “Reporting Persons”).

TRP Capital is the general partner of TRP. Each of David R. Mitchell, Steven G. Carrel, Michael A. DiRienzo and James A. Hislop shares voting and investment power over the securities of the Issuer held by the Reporting Persons. TRP Capital and each of Messrs. Mitchell, Carrel, DiRienzo and Hislop may be deemed to own all of shares of Class A common stock (as defined below) held by the Reporting Persons. Each of TRP Capital and Messrs. Mitchell, Carrel, DiRienzo and Hislop disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(b)	Address of principal business office or, if none, residence.

The principal business address of the Reporting Persons is 380 N. Old Woodward Ave., Suite 205, Birmingham, Michigan 48009.

(c)	Citizenship.

The Reporting Persons are organized under the laws of the State of Delaware.

(d)	Title of class of securities.

Class A Common Stock, $0.0001 par value (the “Class A Common Stock”)

(e)	CUSIP No.

82452T107

Item 3.

If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership.

				(c) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned		(b) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote		Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
TRP Capital Partners, LP	15,638,725	(1)	9.1%	0	15,638,725	(1)	0	15,638,725	(1)
TRP Capital Management, LLC	15,638,725	(1)	9.1%	0	15,638,725	(1)	0	15,638,725	(1)

(1)	TRP Capital is the general partner of TRP. Each of David R. Mitchell, Steven G. Carrel, Michael A. DiRienzo and James A. Hislop shares voting and investment power over the securities of the Issuer held by the Reporting Persons. TRP Capital and each of Messrs. Mitchell, Carrel, DiRienzo and Hislop may be deemed to own all of shares of Class A Class A Common Stock held by the Reporting Persons. Each of TRP Capital and Messrs. Mitchell, Carrel, DiRienzo and Hislop disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

* As of December 9, 2022 (based on 171,153,299 shares of Class A Common Stock outstanding as provided by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

EXHIBIT NO.	EXHIBITS
99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2022

TRP Capital Partners, LP

/s/ David R. Mitchell
Name: David R. Mitchell
Title: Managing Director

TRP Capital Management, LLC

/s/ David R. Mitchell
Name: David R. Mitchell
Title: Managing Director